[redacted]

SECURI 08031841 ION

RECD S.E.C.
MAY 28 2008
803

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHEATLEY CAPITAL SERIES FUND LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE JERICHO PLAZA, SUITE 301
(No. and Street)

JERICHO (City) NY (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN. P.C.
(Name – *if individual, state last, first, middle name*)

5 VAUGHN DRIVE (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

SEC Mail Processing Section
MAY 2 ? 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICK GREENFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHEATLEY CAPITAL SERIES FUND LLC, as of MARCH 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

MYLES R BLECHNER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BL6095342
Qualified in Queens County
My Commission Expires July 07, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHEATLEY CAPITAL SERIES FUND LLC

Statement of Financial Condition

March 31, 2008

With Independent Auditors' Report

Wheatley Capital Series Fund LLC
Table of Contents
March 31, 2008

Page(s)

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Report

To the Managing Member,
Wheatley Capital Series Fund LLC

We have audited the accompanying statement of financial condition of Wheatley Capital Series Fund LLC (the "Company") as of March 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Wheatley Capital Series Fund LLC as of March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Withum Smith + Brown P.C.

Princeton, New Jersey
May 19, 2008

Wheatley Capital Series Fund LLC
Statement of Financial Condition
March 31, 2008

Assets

Cash and cash equivalents	$ 105,098
Due from clearing broker	118,810,972
Securities owned, market value	311,960,231
Other assets	343,975
	$ 431,220,276

Liabilities and Members' Equity

Securities sold, not yet purchased, market value	$ 312,931,173
Due to affiliated entities	74,488
Accounts payable and accrued expenses	7,160,771
Total liabilities	320,166,432
Members' equity	111,053,844
	$ 431,220,276

The Notes to Statement of Financial Condition are an integral part of this statement.

1. Organization and Significant Accounting Policies

Nature of Business
Wheatley Capital Series Fund LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange, Inc. (the "PHLX").

The Company is engaged in the proprietary trading of securities and is exempt from SEC rule 15c3-3 under Section K(2)(ii).

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Dividends and dividends on securities sold short are accrued on the ex-dividend date.

Accounting Basis
This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

Revenue Recognition
The Company trades for its own account. Revenue from its proprietary securities transactions is recognized on a trade-date basis.

Marketable Securities
Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of income. Interest and dividends related to these securities, on the Statement of Income, are shown as a net expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their tax returns.

2. Due from Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by Penson Financial Services Inc., (the "Clearing Broker"). At March 31, 2008, all of the amounts due from the Clearing Broker are reflected in the statement of financial condition.

For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At March 31, 2008, all of the securities owned and amounts due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this broker. The securities serve as collateral for the amount due to the clearing broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

3. Securities Sold, Not Yet Purchased

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

4. Related Party Transactions

The Company shares office space, facilities, employees, and other expenses with affiliates.

The Company incurred shared office expenses from affiliates on a month-to-month basis, a liability of $74,488 remains due at March 31, 2008.

For the year ended March 31, 2008, a member of Series G was due performance fees of which $7,089,707 is included in accounts payable and accrued expenses at March 31, 2008.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at March 31, 2008, the Company had net capital of $28,717,077 which exceeded its requirement of $482,351 by $28,234,726.

6. Financial Instruments Held or Issued for Trading Purposes

During the year ended March 31, 2008, the Company's trading activities included equities. All instruments are reported at market value and realized and unrealized gains and losses are reflected in total revenue.

7. Members' Equity

As of March 31, 2008, the Company has two classes of members: Series A and Series G. Series A is the managing member, and Series G has no voting rights. As of March 31, 2008, a members' equity deficit of $49,028 represents the equity of the managing member. As of March 31, 2008 Series G member equity totaled $111,102,872. On April 28, 2007, the managing member contributed $150,000 to Series A member equity.

During the year ended March 31, 2008, the Series F member equity ownership was terminated. The members' received full distributions of their capital accounts during the year ended March 31, 2008.

8. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

WS+B

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

Independent Auditors' Supplementary Report on Internal Control

To the Managing Member,
Wheatley Capital Series Fund LLC

In planning and performing our audit of the financial statements and supplemental schedule of Wheatley Capital Series Fund LLC (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Philadelphia Stock Exchange, Inc., and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown P.C.

Princeton, New Jersey
May 19, 2008

END